Exhibit 99.1

August 12, 2021 Vancouver, British Columbia Designated News Release SECOND QUARTER 2021 FINANCIAL RESULTS	TSX | NYSE | LSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES RECORD REVENUE, CASH FLOW

AND SALES VOLUME FOR THE FIRST HALF OF 2021

“Wheaton once again delivered strong results in the second quarter and remains well on track to achieve 2021 guidance of 720,000 to 780,000 gold equivalent ounces. With record sales volumes in the first half of 2021, Wheaton generated both record revenue and cash flow of $655 million and $449 million, respectively. This solid performance reflects the underlying strength of our diversified, high-quality portfolio, and has resulted in an increase to our dividend for the fourth quarter in a row, an increase of 50% over the prior year,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals Corp. “We continue to remain extremely active on the corporate development front, closing the previously announced precious metals stream on Capstone’s Santo Domingo project and subsequent to the quarter, entering into an agreement on a new precious metals stream on Rio2’s Fenix Gold project in Chile. In addition, we remain committed to sustainability and are proud to have published our annual sustainability report in the second quarter, highlighting our focus on delivering value to all of our stakeholders.”

Second Quarter 2021 Highlights:

●	$216 million in operating cash flow during the second quarter.
●	Record quarterly revenue of $330 million during the second quarter.
●	Gold equivalent production[2] increased over 32% relative to Q2 2020.
●	Declared quarterly dividend[1] of $0.15 per common share representing the fourth quarterly dividend increase in a row and a 50% increase relative to Q2 2020.
●	Initial gold and silver production from the Pampacancha deposit at the Constancia mine.
●	First gold and silver deliveries from the Marmato mine.
●	Inaugural cobalt production from Voisey’s Bay underground extension.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q2 2021	Q2 2020	Change
Units produced
Gold ounces	90,290	88,783	1.7%
Silver ounces	6,720	3,651	84.1%
Palladium ounces	5,301	5,759	(8.0)%
Cobalt pounds	379,757	-	n.a.
Gold equivalent ounces [2]	194,140	146,857	32.2%
Units sold
Gold ounces	90,090	92,804	(2.9)%
Silver ounces	5,600	4,729	18.4%
Palladium ounces	3,869	4,976	(22.2)%
Cobalt pounds	394,623	-	n.a.
Gold equivalent ounces [2]	176,700	164,844	7.2%
Revenue	$330,393	$247,954	33.2%
Net earnings	$166,124	$105,812	57.0%
Per share	$0.369	$0.236	56.4%
Adjusted net earnings [1]	$161,626	$97,354	66.0%
Per share [1]	$0.359	$0.217	65.4%
Operating cash flows	$216,415	$151,793	42.6%
Per share [1]	$0.481	$0.338	42.3%

All amounts in thousands except gold, palladium & gold equivalent ounces and cobalt pounds produced & sold, per ounce/pound amounts & per share amounts.

Subsequent to the Quarter – Corporate Development

Fenix Gold Project: On July 20, 2021, the Company signed a non-binding term sheet with Rio2 Limited (“Rio2”) to enter into a precious metals purchase agreement (“PMPA”) in connection with the Fenix Gold project located in Chile. Under the terms of the proposed Fenix PMPA, the Company will acquire 6% of the gold production until 90,000 ounces have been delivered and 4% of the gold production until 140,000 ounces have been delivered, after which the stream drops to 3.5% for the life of mine. In addition, under the proposed Fenix PMPA, the Company will pay a total upfront cash consideration of $50 million, $25 million of which is payable upon closing, subject to certain conditions, and $25 million payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Gold project, and certain other conditions. In addition, the Company will make ongoing delivery payments equal to approximately 18% of the spot price until the value of gold delivered less the production payment is equal to the upfront consideration of $50 million, at which point the production payment will increase to 22% of the spot gold price. The entering into of the Fenix PMPA is subject to, among other matters, the negotiation and completion of definitive documentation.

Financial Review

Revenues

Revenue was $330 million in the second quarter of 2021 representing a 33% increase from the second quarter of 2020 due primarily to a 24% increase in the average realized gold equivalent² price; and coupled with a 7% increase in the number of gold equivalent² ounces sold.

Cash Costs and Margin

Average cash costs¹ in the second quarter of 2021 were $444 per gold equivalent² ounce as compared to $396 in Q2 2020. This resulted in a cash operating margin¹ of $1,426 per gold equivalent² ounce sold, an increase of 29% as compared with the second quarter of 2020.

Balance Sheet (at June 30, 2021)

●	Approximately $235 million of cash on hand.
●

The Company’s $2 billion revolving term loan (the “Revolving Facility”) remains fully repaid. During the quarter, the term of the Revolving Facility was extended by an additional year, with the facility now maturing on June 9, 2026.

Second Quarter Asset Highlights

Salobo: In the second quarter of 2021, Salobo produced 55,600 ounces of attributable gold, a decrease of approximately 6% relative to the second quarter of 2020 due to lower grade, partially offset by higher throughput. According to Vale S.A.’s (“Vale”) Second Quarter 2021 Performance Report, production was mainly impacted as the mine maintenance workshops continued to ramp up in the quarter after a broader review in the first quarter of 2021, which limited mine movement and feed grade available for the quarter. Vale further reports that physical completion of the Salobo III mine expansion was 77% at the end of the second quarter and is on track for start-up in the second half of 2022.

Peñasquito: In the second quarter of 2021, Peñasquito produced 2.0 million ounces of attributable silver, an increase of approximately 109% relative to the second quarter of 2020 as operations at the mine were temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic.

Antamina: In the second quarter of 2021, Antamina produced 1.6 million ounces of attributable silver, an increase of approximately 155% relative to the second quarter of 2020 as operations at the mine were temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic.

San Dimas: In the second quarter of 2021, San Dimas produced 11,500 ounces of attributable gold, an increase of approximately 89% relative to the second quarter of 2020, primarily due to operations being temporarily suspended during the second quarter of 2020 due to the COVID-19 pandemic coupled with the impact of changing the silver to gold conversion ratio from 70:1 to 90:1 from April 1, 2020 to October 15, 2020, at which time it reverted to 70:1.

Constancia: In the second quarter of 2021, Constancia produced 0.5 million ounces of attributable silver and 5,500 ounces of attributable gold, an increase of approximately 85% and 59%, respectively, relative to the second quarter of 2020, which was primarily due to operations being temporarily suspended during the second quarter of 2020 due to the COVID-19 pandemic, and, for gold, the improved grades and recoveries as a result of the commencement of first ore production from the Pampacancha satellite deposit. According to Hudbay Minerals Inc.’s (“Hudbay”) second quarter of 2021 MD&A, following the finalization of the remaining land user agreement and due to its short ramp-up period, Pampacancha achieved commercial production in April 2021. On May 10, 2021, Wheaton and Hudbay agreed to amend the Constancia streaming agreement so that Hudbay would no longer be required to deliver an additional 8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from Pampacancha by June 30, 2021. As part of this amendment, Hudbay has agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha3.

Sudbury: In the second quarter of 2021, Vale’s Sudbury mines produced 4,800 ounces of attributable gold, a decrease of approximately 48% relative to the second quarter of 2020, which was primarily due to lower grades and throughput, as operations at the mine were suspended due to a labour dispute, which lasted from June 1, 2021 to August 9, 2021. Vale announced on August 3, 2021 that a new five-year collective bargaining agreement had been ratified with mine workers. The Sudbury PMPA had an effective date of February 28, 2013 with a term of 20 years. Under the provisions of the Sudbury PMPA, should the facilities at Sudbury be shut down for 60 or more cumulative days, exclusive of scheduled maintenance or shutdowns for periods of 20 days or less, the term of the Sudbury PMPA shall be extended for the same duration.

Stillwater: In the second quarter of 2021, the Stillwater mines produced 3,000 ounces of attributable gold and 5,300 ounces of attributable palladium, a decrease of approximately 8% for gold and 8% for palladium relative to the second quarter of 2020 due to lower grades.

Other Gold: In the second quarter of 2021, total Other Gold attributable production was 10,000 ounces, an increase of approximately 30% relative to the second quarter of 2020, primarily due production from the newly acquired Marmato stream.

Other Silver: In the second quarter of 2021, total Other Silver attributable production was 2.7 million ounces, an increase of approximately 47% relative to the second quarter of 2020, primarily due to higher production at Yauliyacu as prior year operations were temporarily suspended due to the COVID-19 pandemic coupled with the resumption of mining at Keno Hill and production from the newly acquired Cozamin and Marmato streams.

Voisey’s Bay: In the second quarter of 2021, the Voisey’s Bay mine produced 380,000 pounds of attributable cobalt. As at the end of the second quarter 2021, approximately 134,000 pounds of cobalt were held in inventory by Wheaton and 777,000 pounds were produced but not delivered. As per Vale’s Second Quarter 2021 Performance Report, physical completion of the Voisey’s Bay underground mine extension, which includes developing two underground mines - Reid Brook and Eastern Deeps - was 66% at the end of the second quarter. Reid Brook produced its first ore in June of 2021, and Vale reports that Eastern Deeps is expected to start up in 2022.

Produced But Not Yet Delivered4

As at June 30, 2021, payable ounces and pounds attributable to the Company produced but not yet delivered amounted to:

●

65,900 payable gold ounces, a decrease of 3,600 ounces during Q2 2021, primarily due to reductions during the period relative to the Salobo and Sudbury mines partially offset by an increase at the Constancia mine.

●	4.0 million payable silver ounces, an increase of 0.2 million ounces during Q2 2021, primarily due to increases during the period relative to the Yauliyacu and Constancia mines.
●	6,800 payable palladium ounces, an increase of 1,400 ounces during Q2 2021.
●	777,300 payable cobalt pounds, a decrease of 40,300 pounds during Q2 2021.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Corporate Development

●	On April 15, 2021, the previously announced PMPA relative to the Marmato mine was closed, with the initial upfront cash consideration of $34 million being paid to Aris Gold Corporation on that date.
●

On April 21, 2021, the previously announced PMPA with Capstone Mining Corp. (“Capstone”) relative to the Santo Domingo project was closed with the initial upfront cash consideration of $30 million being paid to Capstone on that date.

●	On July 20, 2021, the Company signed a non-binding term sheet with Rio2 to enter into a PMPA relative to the Fenix Gold project located in Chile.

Sustainability

COVID-19 Community Support and Response Fund: In the second quarter of 2020, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) to support global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton and its mining partners operate. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world. As of June 30, 2021, the Company has made donations totalling approximately $4 million through the CSR Fund.

2020 Sustainability Report: In the second quarter of 2021, Wheaton published its annual sustainability report, a comprehensive disclosure outlining Wheaton’s commitment to sustainability and environmental, social and governance (“ESG”) performance.

Partner CSR Program: In the second quarter of 2021, Wheaton continued to support a wide range of programs with various mining partners. Wheaton committed to support the Enseña Peru educational program near the Antamina mine for another two years, bringing to a total of six years of Wheaton’s support; continued to work with the Vale Foundation in supporting ten different programs focused on health, education, entrepreneurial support and community engagement opportunities near the Salobo mine; and, committed to the second phase of an agricultural and livestock development program previously supported by Wheaton and a new waste management program with Hudbay near the Constancia mine.

Webcast and Conference Call Details

A conference call and webcast will be held on Friday, August 13, 2021 starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-664-6383
Dial from outside Canada or the US:	1-416-764-8650
Pass code:	26071335
Live audio webcast:	Webcast URL

Participants should dial in five to ten minutes before the call.

The accompanying slideshow will also be available in PDF format on the ‘Presentations’ page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until August 20, 2021 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Pass code:	071335 #
Archived audio webcast:	Webcast URL

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, is a “qualified person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

About Wheaton Precious Metals Corp. and Outlook

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

Wheaton’s estimated attributable production in 2021 is forecast to be 370,000 to 400,000 ounces of gold, 22.5 to 24.0 million ounces of silver, and 40,000 to 45,000 gold equivalent ounces2 (“GEOs”) of other metals, resulting in production of approximately 720,000 to 780,000 GEOs2, unchanged from previous guidance. For the five-year period ending in 2025, the Company estimates that average production will amount to 810,000 GEOs5. For the ten-year period ending in 2030, the Company estimates that average annual production will amount to 830,000 GEOs5.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and financial statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

2 Commodity price assumptions for the gold equivalent production and sales in 2021 and long-term forecasts are $1,800 / ounce gold, $25 / ounce silver, and $2,300 / ounce palladium and $17.75 / pound cobalt. Other metal includes palladium and cobalt.

3 If Hudbay mines and processes four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company will make an additional deposit payment of $4 million to Hudbay.

4 Payable gold, silver and palladium ounces and cobalt pounds produced but not yet delivered are based on management estimates only and rely upon information provided by the owners and operators of mining operations and may be revised and updated in future periods as additional information is received.

5 Gold equivalent guidance based on the commodity prices outlined in note 2 above. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, or additional expansions at Salobo outside of project currently in construction. In addition, five-year guidance also does not include any production from Rosemont, Toroparu, Kutcho, or the Victor project at Sudbury.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2021	2020	2021	2020

Sales	$330,393	$247,954	$654,512	$502,744

Cost of sales

Cost of sales, excluding depletion	$78,445	$65,211	$157,228	$132,119

Depletion	70,308	58,661	140,482	123,503

Total cost of sales	$148,753	$123,872	$297,710	$255,622

Gross margin	$181,640	$124,082	$356,802	$247,122

General and administrative expenses	18,465	21,799	30,435	34,981

Earnings from operations	$163,175	$102,283	$326,367	$212,141

Other (income) expense	(3,420)	(3,366)	(3,301)	(3,963)

Earnings before finance costs and income taxes	$166,595	$105,649	$329,668	$216,104

Finance costs	1,357	4,636	2,930	11,753

Earnings before income taxes	$165,238	$101,013	$326,738	$204,351

Income tax recovery (expense)	886	4,799	1,388	(3,643)

Net earnings	$166,124	$105,812	$328,126	$200,708

Basic earnings per share	$0.369	$0.236	$0.729	$0.448

Diluted earnings per share	$0.368	$0.235	$0.728	$0.447

Weighted average number of shares outstanding

Basic	450,088	448,636	449,800	448,217

Diluted	451,203	450,042	450,869	449,513

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	As at June 30 2021	As at December 31 2020

Assets
Current assets
Cash and cash equivalents	$235,446	$192,683
Accounts receivable	12,952	5,883
Other	6,050	3,265

Total current assets	$254,448	$201,831

Non-current assets
Mineral stream interests	$5,563,515	$5,488,391
Early deposit mineral stream interests	33,991	33,241
Mineral royalty interest	6,606	3,047
Long-term equity investments	86,379	199,878
Convertible notes receivable	15,979	11,353
Property, plant and equipment	5,984	6,289
Other	14,564	13,242

Total non-current assets	$5,727,018	$5,755,441

Total assets	$5,981,466	$5,957,272

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$12,781	$13,023
Current portion of performance share units	13,113	17,297
Current portion of lease liabilities	805	773
Other	103	76

Total current liabilities	$26,802	$31,169

Non-current liabilities
Bank debt	$-	$195,000
Lease liabilities	2,508	2,864
Deferred income taxes	252	214
Performance share units	6,507	11,784
Pension liability	2,133	1,670

Total non-current liabilities	$11,400	$211,532

Total liabilities	$38,202	$242,701

Shareholders’ equity
Issued capital	$3,674,783	$3,646,291
Reserves	67,325	126,882
Retained earnings	2,201,156	1,941,398

Total shareholders’ equity	$5,943,264	$5,714,571

Total liabilities and shareholders’ equity	$5,981,466	$5,957,272

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	2021	2020	2021	2020

Operating activities

Net earnings	$166,124	$105,812	$328,126	$200,708

Adjustments for

Depreciation and depletion	70,775	59,140	141,424	124,492

Interest expense	32	3,515	294	9,494

Equity settled stock based compensation	1,307	1,305	2,632	2,808

Performance share units	(10,258)	(868)	(9,952)	2,409

Pension expense	265	233	416	268

Income tax expense (recovery)	(886)	(4,799)	(1,388)	3,643

Loss (gain) on fair value adjustment of share purchase warrants held	194	(333)	1,145	(262)

Fair value (gain) loss on convertible note receivable	(3,388)	(3,267)	(4,626)	(2,477)

Investment income recognized in net earnings	(95)	(37)	(97)	(155)

Other	103	264	694	(53)

Change in non-cash working capital	(7,803)	(5,505)	(9,775)	(885)

Cash generated from operations before income taxes and interest	$216,370	$155,460	$448,893	$339,990

Income taxes recovered (paid)	(21)	(19)	(51)	70

Interest paid	(29)	(3,685)	(370)	(10,833)

Interest received	95	37	97	154

Cash generated from operating activities	$216,415	$151,793	$448,569	$329,381

Financing activities

Bank debt repaid	$-	$(75,000)	$(195,000)	$(234,000)

Credit facility extension fees	(1,673)	(7)	(1,673)	(1,367)

Share purchase options exercised	743	11,094	5,536	18,016

Lease payments	(173)	(139)	(387)	(306)

Dividends paid	(103,549)	(83,003)	(103,549)	(83,003)

Cash (used for) generated from financing activities	$(104,652)	$(147,055)	$(295,073)	$(300,660)

Investing activities

Mineral stream interests	$(64,771)	$-	$(215,790)	$-

Early deposit mineral stream interests	-	-	(750)	(750)

Mineral royalty interest	(10)	-	(3,571)	-

Acquisition of long-term investments	(2,377)	-	(2,377)	-

Proceeds on disposal of long-term investments	-	123	112,188	123

Other	(386)	(71)	(520)	(328)

Cash generated from (used for) investing activities	$(67,544)	$52	$(110,820)	$(955)

Effect of exchange rate changes on cash and cash equivalents	$65	$298	$87	$12

Increase in cash and cash equivalents	$44,284	$5,088	$42,763	$27,778

Cash and cash equivalents, beginning of period	191,162	126,676	192,683	103,986

Cash and cash equivalents, end of period	$235,446	$131,764	$235,446	$131,764

Summary of Units Produced

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Gold ounces produced ²

Salobo	55,590	46,622	62,854	63,408	59,104	62,575	74,716	73,615

Sudbury [3]	4,787	6,466	6,659	3,798	9,257	7,795	6,468	6,082

Constancia [8]	5,519	2,453	3,929	3,780	3,470	3,681	4,757	5,172

San Dimas [4,8]	11,478	10,491	11,652	9,228	6,074	11,318	11,352	11,239

Stillwater [5]	2,962	3,041	3,290	3,176	3,222	2,955	3,585	3,238

Other

Minto [6]	3,206	2,638	789	1,832	2,928	2,124	2,189	-

777 [9]	5,035	6,280	2,866	5,278	4,728	4,551	3,987	4,278

Marmato	1,713	-	-	-	-	-	-	-

Total Other	9,954	8,918	3,655	7,110	7,656	6,675	6,176	4,278

Total gold ounces produced	90,290	77,991	92,039	90,500	88,783	94,999	107,054	103,624
Silver ounces produced [2]

Peñasquito [8]	2,026	2,202	2,014	1,992	967	2,658	1,895	2,026

Antamina [8]	1,558	1,577	1,930	1,516	612	1,311	1,342	1,223

Constancia [8]	468	406	478	430	254	461	632	686

Other

Los Filos [8]	26	31	6	17	14	29	55	33

Zinkgruvan	457	420	515	498	389	662	670	587

Yauliyacu [8]	821	737	454	679	273	557	358	620

Stratoni	164	165	185	156	148	183	147	131

Minto [6]	33	21	16	15	19	18	18	-

Neves-Corvo	408	345	420	281	479	377	385	431

Aljustrel	400	474	440	348	388	352	325	240

Cozamin	182	230	-	-	-	-	-	-

Marmato	39	-	-	-	-	-	-	-

Keno Hill	55	30	-	-	-	-	-	-

777 [9]	83	130	51	96	108	96	81	62

Total Other	2,668	2,583	2,087	2,090	1,818	2,274	2,039	2,104

Total silver ounces produced	6,720	6,768	6,509	6,028	3,651	6,704	5,908	6,039

Palladium ounces produced ²

Stillwater [5]	5,301	5,769	5,672	5,444	5,759	5,312	6,057	5,471

Cobalt pounds produced ²

Voisey’s Bay [10]	379,757	1,162,243	-	-	-	-	-	-

GEOs produced [7]	194,140	190,820	189,682	181,184	146,857	194,901	196,850	194,499

SEOs produced [7]	13,978	13,739	13,657	13,045	10,574	14,033	14,173	14,004
Average payable rate [2]
Gold	95.8%	95.0%	95.2%	95.3%	94.7%	95.1%	95.6%	95.1%
Silver	87.0%	86.6%	86.3%	86.1%	81.9%	85.6%	85.3%	85.1%
Palladium	95.0%	91.6%	93.6%	94.0%	90.8%	91.0%	92.2%	91.3%
Cobalt	93.3%	93.3%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
GEO [7]	91.7%	90.4%	91.1%	91.1%	89.8%	90.4%	91.5%	90.4%

1)	All figures in thousands except cobalt pounds and gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)

Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. On June 1, 2021, Vale announced that operations at the Sudbury mines were suspended as a result of a labour disruption by unionized employees.

4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q2-2021 – 432,000 ounces; Q1-2021 – 437,000 ounces; Q4-2020 – 476,000 ounces; Q3-2020 – 420,000 ounces; Q2-2020 – 276,000 ounces; Q1-2020 – 419,000 ounces; Q4-2019 – 415,000 ounces; and Q3-2019 – 410,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

8)

Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted. Additionally, operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community and had been temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.

9)	Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip.
10)

Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey’s Bay mine. As per the Voisey’s Bay PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey’s Bay mine in the previous quarter.

Summary of Units Sold

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Gold ounces sold

Salobo	57,296	51,423	53,197	59,584	68,487	74,944	58,137	63,064

Sudbury [2]	6,945	3,691	7,620	7,858	7,414	4,822	7,394	7,600

Constancia [7]	2,321	1,676	3,853	4,112	3,024	3,331	5,108	4,742

San Dimas [7]	11,214	10,273	11,529	9,687	6,030	11,358	11,499	11,374

Stillwater [3]	2,574	3,074	3,069	3,015	3,066	3,510	2,925	3,314

Other

Minto [4]	2,359	2,390	1,540	-	-	-	-	-

777	5,694	2,577	5,435	5,845	4,783	2,440	4,160	4,672

Marmato	1,687	-	-	-	-	-	-	-

Total Other	9,740	4,967	6,975	5,845	4,783	2,440	4,160	4,672

Total gold ounces sold	90,090	75,104	86,243	90,101	92,804	100,405	89,223	94,766
Silver ounces sold

Peñasquito [7]	1,844	2,174	1,417	1,799	1,917	2,310	1,268	1,233

Antamina [7]	1,499	1,930	1,669	1,090	788	1,244	1,227	1,059

Constancia [7]	295	346	442	415	254	350	672	521

Other

Los Filos [7]	42	27	-	19	25	37	26	44

Zinkgruvan	355	293	326	492	376	447	473	459

Yauliyacu [7]	601	1,014	15	580	704	9	561	574

Stratoni	167	117	169	134	77	163	120	126

Minto [4]	29	26	20	-	-	-	-	-

Neves-Corvo	215	239	145	201	236	204	154	243

Aljustrel	208	257	280	148	252	123	121	139

Cozamin	168	173	-	-	-	-	-	-

Marmato	35	-	-	-	-	-	-	-

Keno Hill	33	12	-	-	-	-	-	-

777	109	49	93	121	100	41	62	86

Total Other	1,962	2,207	1,048	1,695	1,770	1,024	1,517	1,671

Total silver ounces sold	5,600	6,657	4,576	4,999	4,729	4,928	4,684	4,484

Palladium ounces sold

Stillwater [3]	3,869	5,131	4,591	5,546	4,976	4,938	5,312	4,907

Cobalt pounds sold

Voisey’s Bay	394,623	132,277	-	-	-	-	-	-

GEOs sold [5]	176,700	175,419	155,665	166,611	164,844	175,154	161,066	163,314

SEOs sold [5]	12,722	12,630	11,208	11,996	11,869	12,611	11,597	11,759
Cumulative payable units PBND [6]

Gold ounces	65,943	69,533	70,555	75,750	79,632	88,383	98,475	85,335

Silver ounces	3,990	3,741	4,486	3,437	3,222	4,961	4,142	3,796

Palladium ounces	6,822	5,373	5,597	4,616	4,883	4,875	4,872	4,163

Cobalt pounds	777,304	819,819	-	-	-	-	-	-

GEO [5]	137,746	136,441	140,008	129,391	130,623	163,521	162,225	143,380

SEO [5]	9,366	9,242	10,081	9,316	9,405	11,774	11,680	10,323

Inventory on hand

Cobalt pounds	134,482	132,277	-	-	-	-	-	-

1)	All figures in thousands except cobalt pounds and gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

6)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

7)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

	Three Months Ended June 30, 2021

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) 3	Average Depletion ($‘s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	55,590	57,296	$1,798	$412	$374	$103,039	$58,015	$79,426	$2,468,716

Sudbury [4]	4,787	6,945	1,817	400	1,024	12,618	2,725	10,262	310,120

Constancia	5,519	2,321	1,798	408	315	4,174	2,496	3,227	104,310

San Dimas	11,478	11,214	1,798	618	322	20,167	9,627	13,242	175,275

Stillwater	2,962	2,574	1,798	326	397	4,629	2,769	3,791	222,069

Other [5]	9,954	9,740	1,814	559	125	17,666	11,007	12,238	65,296

	90,290	90,090	$1,801	$450	$390	$162,293	$86,639	$122,186	$3,345,786

Silver

Peñasquito	2,026	1,844	$26.65	$4.29	$3.55	$49,133	$34,682	$41,223	$336,314

Antamina	1,558	1,499	26.63	5.39	7.53	39,903	20,545	31,013	601,117

Constancia	468	295	26.65	6.02	7.56	7,865	3,858	6,088	212,197

Other [6]	2,668	1,962	26.78	8.39	5.20	52,554	25,893	34,132	608,588

	6,720	5,600	$26.69	$6.11	$5.40	$149,455	$84,978	$112,456	$1,758,216

Palladium

Stillwater	5,301	3,869	$2,797	$503	$442	$10,822	$7,164	$8,876	$237,407

Cobalt

Voisey’s Bay	379,757	394,623	$19.82	$4.41	$8.17	$7,823	$2,859	$2,052	$222,106

Operating results						$330,393	$181,640	$245,570	$5,563,515

Other

General and administrative							$(18,465)	$(26,566)

Finance costs							(1,357)	(978)

Other							3,420	(1,590)

Income tax							886	(21)

Total other							$(15,516)	$(29,155)	$417,951

							$166,124	$216,415	$5,981,466

1)

Units produced and sold relative to gold, silver and palladium are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777, Minto and Marmato gold interests, the non-operating Rosemont and Santo Domingo gold interests.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests and the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended June 30, 2021 were as follows:

	Three Months Ended June 30, 2021

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	194,140	176,700	$1,870	$444	$1,426	$398	$1,028

Silver equivalent basis [5]	13,978	12,722	$25.97	$6.17	$19.80	$5.53	$14.27

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

	Three Months Ended June 30, 2020

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) 3		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	59,104	68,487		$1,719		$408		$374	$117,706	$64,122	$90,059	$2,551,563

Sudbury [4]	9,257	7,414		1,700		400		831	12,605	3,475	9,639	333,885

Constancia	3,470	3,024		1,719		404		338	5,196	2,954	3,975	108,260

San Dimas	6,074	6,030		1,719		609		315	10,364	4,791	6,691	188,888

Stillwater	3,222	3,066		1,719		303		449	5,269	2,963	4,339	227,042

Other [5]	7,656	4,783		1,700		420		305	8,132	4,663	6,121	10,965

	88,783	92,804		$1,716		$418		$405	$159,272	$82,968	$120,824	$3,420,603

Silver

Peñasquito	967	1,917		$16.55		$4.26		$3.24	$31,714	$17,335	$23,549	$360,998

Antamina	612	788		16.55		3.28		8.74	13,039	3,570	10,458	651,049

Constancia	254	254		16.55		5.96		7.63	4,203	752	2,689	223,583

Other [6]	1,818	1,770		17.05		7.03		2.22	30,186	13,800	14,895	481,133

	3,651	4,729		$16.73		$5.23		$4.01	$79,142	$35,457	$51,591	$1,716,763

Palladium

Stillwater	5,759	4,976		$1,917		$353		$428	$9,540	$5,657	$7,786	$245,727

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$247,954	$124,082	$180,201	$5,610,603

Other

General and administrative										$(21,799)	$(20,452)

Finance costs										(4,636)	(4,642)

Other										3,366	(3,295)

Income tax										4,799	(19)

Total other										$(18,270)	$(28,408)	$523,441

										$105,812	$151,793	$6,134,044

1)

Units produced and sold relative to gold, silver and palladium are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended June 30, 2020 were as follows:

	Three Months Ended June 30, 2020

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	146,857	164,844	$1,504	$396	$1,108	$356	$752

Silver equivalent basis [5]	10,574	11,869	$20.89	$5.49	$15.40	$4.94	$10.46

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis, with the Company receiving its first deliveries of cobalt relative to its Voisey’s Bay PMPA during the first quarter of 2021; and (iv) cash operating margin. The Company has removed the non-IFRS measure relative to net debt as Wheaton fully repaid its debt during the first quarter of 2021.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges, non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30

(in thousands, except for per share amounts)	2021	2020

Net earnings	$166,124	$105,812

Add back (deduct):

(Gain) loss on fair value adjustment of share purchase warrants held	194	(333)

(Gain) loss on fair value adjustment of convertible notes receivable	(3,388)	(3,267)

Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	(463)	(160)

Income tax expense (recovery) recognized in the Statement of OCI	(479)	(4,698)

Other	(362)	-

Adjusted net earnings	$161,626	$97,354

Divided by:

Basic weighted average number of shares outstanding	450,088	448,636

Diluted weighted average number of shares outstanding	451,203	450,042

Equals:

Adjusted earnings per share - basic	$0.359	$0.217

Adjusted earnings per share - diluted	$0.358	$0.216

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30

(in thousands, except for per share amounts)	2021	2020

Cash generated by operating activities	$216,415	$151,793

Divided by:

Basic weighted average number of shares outstanding	450,088	448,636

Diluted weighted average number of shares outstanding	451,203	450,042

Equals:

Operating cash flow per share - basic	$0.481	$0.338

Operating cash flow per share - diluted	$0.480	$0.337

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended June 30
(in thousands, except for gold and palladium ounces sold, cobalt pounds sold and per unit amounts)	2021	2020

Cost of sales	$148,753		$123,872

Less: depletion	(70,308)		(58,661)

Cash cost of sales	$78,445		$65,211

Cash cost of sales is comprised of:

Total cash cost of gold sold	$40,543		$38,746

Total cash cost of silver sold	34,216		24,711

Total cash cost of palladium sold	1,946		1,754

Total cash cost of cobalt sold	1,740		-

Total cash cost of sales	$78,445		$65,211

Divided by:

Total gold ounces sold	90,090		92,804

Total silver ounces sold	5,600		4,729

Total palladium ounces sold	3,869		4,976

Total cobalt pounds sold	394,623		-

Equals:

Average cash cost of gold (per ounce)	$450		$418

Average cash cost of silver (per ounce)	$6.11		$5.23

Average cash cost of palladium (per ounce)	$503		$353

Average cash cost of cobalt (per pound)	$4.41	$	n.a.

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30
(in thousands, except for cobalt pounds sold, gold and palladium ounces sold and per unit amounts)	2021		2020
Total sales:

Gold	$162,293		$159,272

Silver	$149,455		$79,142

Palladium	$10,822		$9,540

Cobalt	$7,823		$-

Divided by:

Total gold ounces sold	90,090		92,804

Total silver ounces sold	5,600		4,729

Total palladium ounces sold	3,869		4,976

Total cobalt pounds sold	394,623		-

Equals:

Average realized price of gold (per ounce)	$1,801		$1,716

Average realized price of silver (per ounce)	$26.69		$16.73

Average realized price of palladium (per ounce)	$2,797		$1,917

Average realized price of cobalt (per pound)	$19.82	$	n.a.

Less:

Average cash cost of gold [1] (per ounce)	$(450)		$(418)

Average cash cost of silver [1] (per ounce)	$(6.11)		$(5.23)

Average cash cost of palladium [1] (per ounce)	$(503)		$(353)

Average cash cost of cobalt [1] (per pound)	$(4.41)	$	n.a.

Equals:

Cash operating margin per gold ounce sold	$1,351		$1,298

As a percentage of realized price of gold	75%		76%

Cash operating margin per silver ounce sold	$20.58		$11.50

As a percentage of realized price of silver	77%		69%

Cash operating margin per palladium ounce sold	$2,294		$1,564

As a percentage of realized price of palladium	82%		82%

Cash operating margin per cobalt pound sold	$15.41	$	n.a.

As a percentage of realized price of cobalt	78%		n.a.

1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the successful negotiation and entering into of definitive documentation by Wheaton International with Rio2, payment by Wheaton International of US$50 million to Rio2 and the satisfaction of each party’s obligations in accordance with the Fenix PMPA, the receipt by Wheaton International of gold production in respect of the Fenix Gold project, statements with respect to the future price of commodities, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of the listing of the Company’s common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton’s production and cash flow profile, projected changes to Wheaton’s production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company’s business structure, the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company’s assessment of the impact of any tax reassessments, the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class action and audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to specific risks relating to the completion of documentation and diligence for the Fenix PMPA with Rio2, the satisfaction of each party’s obligations in accordance with the terms of the Fenix PMPA with Rio2, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton’s interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence), the possible adoption of a global minimum tax, credit and liquidity, indebtedness and guarantees, mine operator concentration, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, Wheaton’s Form 40-F for the year ended December 31, 2020 and Form 6-Ks filed March 11, 2021 and August 12, 2021, all on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the completion of documentation and diligence in respect of the Fenix PMPA with Rio2, the payment of US$50 million to Rio2 and the satisfaction of each party’s obligations in accordance with the terms of the Fenix PMPA with Rio2, that there will be no material adverse change in the market price of commodities, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

For further information, please contact:

Patrick Drouin or Emma Murray

Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com